Exhibit 4.1

Abengoa, S.A.

c/ Energia Solar, 1

Palmas Altas

41014 Seville (Spain)

Dear xxx,

As your Business Group Manager will have already informed you, we have launched an extraordinary variable remuneration scheme that will take effect from 2013 (Scheme Four).

Extraordinary variable remuneration is accrued only once, over the course of five years for the 2013-2017 period, and is not recurrent remuneration.

Its purpose is to reward completion of the personal objectives that have been set for you(*), based on achievement of the objectives defined in the Strategic Scheme, according to the criteria and formulas established for that purpose, to be paid to the people identified by the management.

These people must remain at the company until the end of this period, performing the duties that gave rise to their initial inclusion, except in the case of retirement or death, in which case the consolidated part of the scheme will be paid at the end of the period, provided that the conditions established for the accrual of the amount are met, which includes the requirement for the average price of Abengoa’s Class B shares to be no less than 4.48 euros during the last three months of 2017.

The amount is freely set by the management, in line with the professional circumstances and duties of each beneficiary.

In your case, this remuneration is: € xxx

Please would you send me the original copy of this letter, duly signed by yourself, to confirm your understanding and acceptance, which is a pre-requisite. The signature and date must be witnessed be a notary public or official witness in order for the document to be accepted as an original.

Juan Carlos Jiménez Lora

Remuneration Manager

Signed:

Date:

Attested by public notary:

(*) To consolidate fulfilment of the objectives, the Beneficiary must:

a)                                     Remain with the company for the whole of the five year period, until the end of the scheme.

b)                                     Have the right to the annual bonus (according to the defined procedure in which at least 90% of the established bonus must be achieved) and have achieved all of his/her defined targets. In the case of Corporate, he/she must also achieve what is specifically set by the Chairman or Business Group Manager, as appropriate.

c)                                      The degree of annual achievement shall be measured using the following scale, notwithstanding the fact that accrual and payment only occurs at the end of the fifth year:

2013	Consolidates	20%
2014	Consolidates	20%
2015	Consolidates	20%
2016	Consolidates	20%
2017	Consolidates	20%

Payment shall be made within the six months following the end of the five year period (meaning prior to June 30.2018) and once the corresponding audit report for the company in question has been obtained, without reservations.

d)                                     Fulfilment of the consolidated budget of the Business Group or Abengoa for 2017 according to the Strategic Scheme.

e)                                      The average price of Abengoa’s Class B share is not less than 4.48 euros per share during the last three months of 2017